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                                                                    EXHIBIT 99.4


                              [BALDWIN LETTERHEAD]

                              BALDWIN NEWS RELEASE

CONTACTS: Cindy Moeller                                 Joel Pomerantz
          Baldwin Piano                                 The Dilenschneider Group
          (513) 576-4652                                (212) 922-0900

                                                        (Photo Available)

                   ARKANSAS PLANT MANAGER IS FIRST TO RECEIVE
                         PRESTIGIOUS NEW AWARD NAMED FOR
                           CINCINNATIAN D.H. BALDWIN,
                    FOUNDER OF BALDWIN PIANO & ORGAN COMPANY

                HONORED AT BALDWIN'S ANNUAL MEETING IN CINCINNATI

     CINCINNATI, June l2 -- A 35-year-old Baldwin Piano & Organ Company employee, who "learned on the job," rising from entry-level position to plant manager in just 14 years, has been selected as the first recipient of the "D.H. Baldwin Award."

     The prestigious award is named in honor of Cincinnatian Dwight Hamilton Baldwin, who founded the nation's oldest and best-known piano manufacturing company here in l862.

     "This award recognizes exemplary performance over time by an employee "who has shown significant initiative and a genuine openness to learning and trying innovative ways of doing things," said Karen L. Hendricks, Baldwin's CEO, who made the presentation. The honor will be awarded only periodically "to exceptional individuals whose unusual accomplishments merit such recognition."

     David L. Davis, who, at 17, began working at Baldwin's newly-opened Trumann, Arkansas plant, has managed that major manufacturing facility since l993. He received the award, represented by a miniature crystal grand piano, during the 135- year-old company's annual stockholders' meeting held here today.

     Mr. Davis was honored for his leadership abilities and "the high standards of quality and craftsmanship" he has maintained at the Trumann, Arkansas plant.


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     In her presentation remarks, Ms. Hendricks stressed Mr. Davis' dedication and industriousness. "He wasn't just lucky. He worked very, very hard for what he achieved. David Davis exemplifies the initiative, leadership, willingness to learn, and courage that we hope all Baldwin employees will demonstrate," she said.

     "He was determined to learn everything there was to know about building quality pianos. Every week, he worked long hours to finish his required duties in four days and used the fifth day to learn about every other job at the plant."

     Two years after joining Baldwin, the winner of the first D.H. Baldwin Award was made a management trainee and proceeded to rise very quickly within the company ranks. He served, successively, as a first-line supervisor, quality control technician, quality control chief, superintendent of production, and general production superintendent. In l993, at 31, he was appointed one of the youngest plant managers in the country.

     David Hamilton Baldwin, for whom the new award is named, began his career as a music teacher. In 1856, he secured a job as a teacher in the Cincinnati schools. Six years later, during the Civil War, he opened a retail piano store on Fourth Street using his life savings of $2,000. From 1862 to 1889, the Baldwin Company grew rapidly, opening branches in Indianapolis, Louisville, and numerous rural Ohio towns.

     In 1889, Mr. Baldwin decided to build the instruments himself rather than rely on some "distant" Eastern manufacturer. That year, the company opened its first plant in a rented Chicago loft.

     Today, Baldwin is the nation's largest piano manufacturer. A publicly-traded company (NASDAQ:BPAO) with annual sales in excess of $115 million, Baldwin currently employs 1,425 workers. It is headquartered in Loveland, Ohio, with plants in Trumann, Fayetteville, and Conway, Arkansas; Greenwood, Mississippi; and Juarez, Mexico.


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     Baldwin markets three of the best-known brand names in the music industry,
Baldwin, Chickering, and Wurlitzer, plus a full line of digital pianos under the Pianovelle name. The company's products are sold through a network of 400 independent keyboard dealers as well as company-owned retail stores in Cincinnati, Atlanta, Indianapolis, Louisville, and Lexington.

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